Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HILTON WORLDWIDE HOLDINGS INC.

Hilton Worldwide Holdings Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Section 4.1 of the Article numbered “IV” so that, as amended, said Section of said Article shall be and read as follows:

“Section 4.1. Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 13,000,000,000 shares, consisting of (i) 10,000,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”) and (ii) 3,000,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The number of authorized shares of any of the Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor.

Upon this Amendment to the Amended and Restated Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), each 3 shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time will be reclassified into one issued, fully paid and nonassessable share of Common Stock, without any action required on the part of the Corporation or the holders of such Common Stock. No fractional shares of Common Stock will be issued in connection with the reclassification of shares of Common Stock provided herein. In lieu of fractional shares, the aggregate of all fractional shares otherwise issuable to the holders of record of Common Stock shall be issued to Wells Fargo Bank N.A., as transfer agent for the Common Stock (the “Transfer Agent”), as agent, for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all fractional interests will be effected by the Transfer Agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, if any, the Transfer Agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests. From and after the Effective Time, stock certificates representing the Common Stock issued immediately prior to the Effective Time, if any, shall represent the number of whole shares of Common Stock into which such Common Stock shall have been reclassified pursuant to this Amendment to the Amended and Restated Certificate of Incorporation.”

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: The foregoing amendment shall become effective at 5:01 p.m. (Eastern Time) on January 3, 2017.

*        *        *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 30th day of December, 2016.

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Kevin Jacobs
Name:	Kevin Jacobs
Title:	CFO and EVP